BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer

Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change

May 1, 2006

Item 3: Press Release

May 1, 2006

Item 4: Summary of Material Change

The Company announces that it has positive results from metallurgical test work that will impact production and process techniques to be used at the Company’s Rosemont copper/ molybdenum project located near Tucson Arizona. The new findings, as detailed in Item 5 below, will have a major positive impact on flow sheet design and the financial performance of the Rosemont project.

These positive evaluations affect the existing overall plant design, plant facility siting, utility demand, and project financial analysis. Augusta was scheduled to complete a pre-feasibility study during the first quarter 2006, but as a result of these new developments, the Company has decided to complete the pre-feasibility study in two stages in order to accommodate the new findings: 1) a preliminary economic assessment to be published late May 2006, and 2) the more comprehensive pre-feasibility study to be completed early in the third quarter 2006.

The schedule for completion of a full feasibility study early in the first quarter of 2007 remains unchanged. The Company’s 2006 twenty thousand (20,000) meter exploration, in-fill and geotechnical drilling campaigns at Rosemont are underway with three drill rigs in operation.

Item 5: Full Description of Material Change

The Company announces that it has positive results from metallurgical test work that will impact production and process techniques to be used at the Company’s Rosemont copper/ molybdenum project located near Tucson Arizona. The new findings, as detailed below, will have a major positive impact on flow sheet design and the financial performance of the Rosemont project.

In summary Augusta has made the following determinations:

1) The Company is studying the feasibility of an open pit mine, concentrator and leaching facility with a concentrator production capacity of approximately 68,000 tonnes per day in order to produce estimated annual sales of 225 to 230 million pounds of recovered copper and over 5 million pounds of molybdenum over a 17-22 year period. Initial open pit optimization work indicates an overall waste to ore stripping ratio of approximately 1.55:1 may be obtainable depending on the outcome of geotechnical drilling and ultimate mine design layouts. The Company has not yet completed a full feasibility study. Therefore there is no certainty that economic operations will be realized until a positive study is completed.

2) Fractional analysis and flotation test work indicate that copper minerals are easily liberated and that copper sulfide recoveries of greater than 90% and concentrate copper grades in excess of 38% Cu are obtainable from a simple open cycle flotation flow sheet,

3) Test work indicates that the sulfide copper concentrate is amenable to hydrometallurgical techniques for the production of copper cathode on site. Flow sheets are currently being assessed.

4) Augusta has identified that initial material classified as overburden/waste contains soluble oxide copper as well as leachable sulfide copper at potentially economic grades. Augusta is currently conducting a work program (see March 17 press release) to quantify a NI 43-101 compliant oxide resource in the near surface zones of the deposit.

5) Past records and current drill assays show a significant content of bi-product silver and gold in addition to the recoverable molybdenum. Augusta is currently re-assaying drill core (see March 17 press release) to establish a silver resource.

Mountain States Research and Development (“MSRDI”) of Tucson Arizona, has recently completed metallurgical testing of representative composite samples in the main copper mineralized zones of the deposit. It was established that the predominant copper sulfide minerals are bornite, chalcocite and much lesser amounts of chalcopyrite than previously thought from the historic limited metallurgical work conducted by Anamax.

The predominance of bornite mineralization leads to new opportunities for producing much higher grade concentrates, opportunities to simplify the concentrator flow sheet, efficiently process mill concentrates using existing hydrometallurgical technologies, and to ultimately produce copper cathode on site.

In addition to the above findings, Augusta has also identified the potential for processing copper oxide mineralization. Column leaching tests conducted at MSRDI on oxide copper material from overburden samples combined with the Company’s current program of assaying and re-logging of existing historic drill core at Rosemont will allow for the determination of the grades and distribution of economically recoverable copper within the low grade overburden. Only 30% of the diamond drill core penetrating overburden zones were assayed for oxide copper historically. Augusta is currently assaying oxide zone historic core. Initial on column leach test work indicate economic copper recoveries and acid consumption rates.

The metallurgical test work underway will also determine the amounts of silver and gold that report as a byproduct of sulfide copper production. This is concurrent with the Company’s previously announced program of re-assay of sulfide drill core for precious metals in order to establish an NI 43-101 compliant resource for silver and potentially for gold.

Test work is also underway to evaluate the application of water conservation measures commonly used in arid areas of Australia and South America; these conservation measures have the potential to reduce water evaporative losses as well as seepage losses of process water. Besides the environmental/conservation benefits, they could ultimately reduce operating costs over conventional tailings ponds in the arid climate of Arizona.

These positive evaluations affect the existing overall plant design, plant facility siting, utility demand, and project financial analysis. Augusta was scheduled to complete a pre-feasibility study during the first quarter 2006, but as a result of these new developments, the Company has decided to complete the pre-feasibility study in two stages in order to accommodate the new findings: 1) a preliminary economic assessment to be published late May 2006, and 2) the more comprehensive pre-feasibility study to be completed early in the third quarter 2006.

The schedule for completion of a full feasibility study early in the first quarter of 2007 remains unchanged. The Company’s 2006 twenty thousand (20,000) meter exploration, in-fill and geotechnical drilling campaigns at Rosemont are underway with three drill rigs in operation.

Item 6: Reliance on section 85 (2) of the Act

This report is not confidential.

Item 7: Omitted Information

No information has been omitted in this regard.

Item 8: Senior Officers

Gil Clausen – President and CEO, Tel: 303-300-0134

Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 5th day of May 2006.

/s/	“Purni Parikh”
Name:	Purni Parikh
Title:	Corporate Secretary